SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CAS Medical Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

124769 20 9

(CUSIP Number)

James Thomas
263 Tresser Boulevard
9th Floor
Stamford, Connecticut 06901
Telephone: (203) 978-2010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, L.P. (“TMP II LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

12,250,900, except that Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II LP, may be deemed to have shared voting power, and James Thomas (“Thomas”), the managing member of TMP II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

12,250,900, except that TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, the managing member of TMP II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,250,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%*
14	TYPE OF REPORTING PERSON* PN

* Based on 29,263,989 shares of common stock of the Issuer outstanding as of February 11, 2019.

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Nominee II, LLC (“TMPN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,461, except that Thomas, the managing member of TMPN, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 118,461, except that Thomas, the managing member of TMPN, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 118,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON* OO

* Based on 29,263,989 shares of common stock of the Issuer outstanding as of February 11, 2019.

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Associates II, L.P. (“TMPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

43,464, except that TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, the managing member of TMP II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

43,464, except that TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, the managing member of TMP II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON* PN

* Based on 29,263,989 shares of common stock of the Issuer outstanding as of February 11, 2019.

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, LLC (“TMP II LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

12,294,364, of which (i) 12,250,900 are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares and (ii) 43,464 are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

12,294,364, of which (i) 12,250,900 are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares and (ii) 43,464 are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,294,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%*
14	TYPE OF REPORTING PERSON* OO

* Based on 29,263,989 shares of common stock of the Issuer outstanding as of February 11, 2019.

CUSIP No. 124769209

SCHEDULE 13D

1	NAME OF REPORTING PERSONS James Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 128,454
	8

SHARED VOTING POWER

12,412,825 of which (i) 12,250,900 are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, (ii) 118,461 are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 43,464 are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 128,454
	10

SHARED DISPOSITIVE POWER

12,412,825 of which (i) 12,250,900 are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, (ii) 118,461 are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 43,464 are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,541,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%*
14	TYPE OF REPORTING PERSON* IN

* Based on 29,263,989 shares of common stock of the Issuer outstanding as of February 11, 2019.

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends the Schedule 13D, as amended, on behalf of Thomas, McNerney & Partners II, L.P. (“TMP II LP”), TMP Nominee II, LLC (“TMPN”), TMP Associates II, L.P. (“TMPA”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”) and James Thomas (“Thomas”) (collectively the “Reporting Persons,” and each, a “Reporting Person”) with the Securities and Exchange Commission on June 20, 2011, together with certain individuals formerly affiliated with such entities. Except as otherwise provided herein, the Schedule 13D, as amended, remains unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 6 of this Schedule 13D under “Voting Agreement” is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The shares of Common Stock of CAS Medical Systems, Inc. (the “Issuer”) beneficially owned by the Reporting Persons consist of:

•	1,689,499 outstanding shares of Common Stock of the Issuer (63,454 held by Thomas, 1,611,991 held by or on behalf of TMP II LP, 8,025 held by TMPN and 5,938 held by TMPA);

•	options to purchase 65,000 shares of Common Stock held by Thomas that are vested or vest within 60 days of February 11, 2019 (such beneficial ownership amount is subject to increase from time to time based on the ongoing vesting of outstanding stock options granted under the Issuer's stock incentive plans);

•	options to purchase 65,000 shares of Common Stock held on behalf of TMP II LP that are vested or vest within 60 days of February 11, 2019 (such beneficial ownership amount is subject to increase from time to time based on the ongoing vesting of outstanding stock options granted under the Issuer's stock incentive plans)

•	10,721,871 shares of Common Stock of the Issuer issuable upon conversion of Series A Convertible Preferred Stock and Series A Exchangeable Preferred Stock as of the date hereof (consisting of 10,573,909 shares issuable to TMP II LP, 110,436 shares issuable to TMPN and 37,526 shares issuable to TMPA).

Reference is made to the tabular disclosure contained herein for the total beneficial ownership by amount and percentage for each of the Reporting Persons. In the aggregate, the Reporting Persons beneficially own 12,541,279 shares of Common Stock of the Issuer, constituting beneficial ownership of 31.3% of the Issuer’s common stock as of February 11, 2019.

The Reporting Persons have not engaged in any transactions in shares of the Common Stock during the past 60 days, except that Thomas received a grant of 15,000 shares of restricted Common Stock from the Issuer on December 13, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented with the following:

Voting Agreements

On February 11, 2019, the Issuer, Edwards Lifesciences Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Edwards Lifesciences Corporation (the “Acquiror”) and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Acquiror (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and a wholly owned subsidiary of the Acquiror. The board of directors of the Issuer has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated thereby. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

On February 11, 2019, in connection with the execution of the Merger Agreement, Acquiror entered into Voting Agreements with Thomas, TMP II LP, TMPN and TMPA, pursuant to which, among other matters, Thomas, TMP II LP, TMPN and TMPA agreed (1) to vote the shares of Issuer stock held by them in favor of the adoption of the Merger Agreement and the approval of the Merger, and to vote against any alternate proposal, (2) not to undertake certain activities related to solicitation of a Company Acquisition Proposal, (3) not to transfer their shares of Issuer stock prior to the consummation of the Merger, in each case subject to certain limited exceptions, (4) to waive their appraisal rights under Delaware law, (5) to cancel all out of the money stock options, (6) to cancel the Investment Agreement, (7) to cancel the Registration Rights Agreement, and (8) to convert their preferred shares into Issuer Common Stock prior to the Effective Time. The Voting Agreements will terminate upon the earliest to occur of (i) the mutual written consent of Acquiror and Thomas, TMP II LP, TMPN or TMPA, as applicable, (ii) the termination of the Merger Agreement prior to the Effective Time and (iii) a Company Adverse Recommendation Change, to the extent permitted by, and subject to the applicable terms and conditions of, the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Issuer on February 12, 2019 disclosing the foregoing. The foregoing description of the Voting Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreements, copies of which are filed hereto as Exhibits 5, 6, 7 and 8, and incorporated by reference into this Item 6.

Item 7. Material To Be Filed as Exhibits

Item 7 is hereby amended and supplemented with the following:

Exhibit No.	Exhibit Name

4.	Agreement and Plan of Merger, dated February 11, 2018, by and among the CAS Medical Systems, Inc., Edwards Lifesciences Holding, Inc. and Crown Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on February 12, 2019).

5.	Voting Agreement, dated February 11, 2018, by and between James Thomas and Edwards Lifesciences Holding, Inc.

6.	Voting Agreement, dated February 11, 2018, by and between Thomas, McNerney & Partners II, L.P. and Edwards Lifesciences Holding, Inc.

7.	Voting Agreement, dated February 11, 2018, by and between TMP Nominee II, LLC and Edwards Lifesciences Holding, Inc.

8.	Voting Agreement, dated February 11, 2018, by and between TMP Associates II, L.P. and Edwards Lifesciences Holding, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019	THOMAS, MCNERNEY & PARTNERS II, L.P.
a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC, its General Partner

/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: February 13, 2019	THOMAS, MCNERNEY & PARTNERS II, LLC
a Delaware Limited Liability Company

/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: February 13, 2019	JAMES THOMAS

/s/ James Thomas
Name: James Thomas

Dated: February 13, 2019	TMP NOMINEE II, LLC
a Delaware Limited Liability Company

/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: February 13, 2019	TMP ASSOCIATES II, L.P.
a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC, its General Partner

/s/ James Thomas
Name: James Thomas
Title: Manager